UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BONE BIOLOGICS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098070105

(CUSIP Number)

March 26, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 098070105

(1)	Names of reporting persons Orthofix International N.V.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Curacao
Number of	(5) Sole voting power -0-
shares beneficially owned by	(6) Shared voting power 2,647,712[1]
each reporting person	(7) Sole dispositive power -0-
with:	(8) Shared dispositive power 2,647,712[1]
(9)	Aggregate amount beneficially owned by each reporting person 2,647,712[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.0%[2]
(12)	Type of reporting person (see instructions) CO

1

Amount represents 2,189,378 shares of Common Stock owned by the Reporting Persons and 458,334 shares of Common Stock that the Reporting Persons (as defined in Item 2 below) have a right to acquire pursuant to exercisable warrants.

2

The percentage used above is calculated based on 44,387,664 shares of Common Stock outstanding, which includes 43,679,330 shares of Common Stock outstanding as of March 12, 2018, as reported in Bone Biologics’ Form 10-K filed with the U.S. Securities and Exchange Commission on April 2, 2018, plus an additional 250,000 shares of Common Stock that the Reporting Persons acquired from the Issuer on March 26, 2018, and an additional 458,334 shares of Common Stock that the Reporting Persons (as defined in Item 2 below) have a right to acquire pursuant to exercisable warrants.

(1)	Names of reporting persons Orthofix Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of	(5) Sole voting power -0-
shares beneficially owned by	(6) Shared voting power 2,647,712[3]
each reporting person	(7) Sole dispositive power -0-
with:	(8) Shared dispositive power 2,647,712[3]
(9)	Aggregate amount beneficially owned by each reporting person 2,647,712[3]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.0%[4]
(12)	Type of reporting person (see instructions) CO

3

Amount represents 2,189,378 shares of Common Stock owned by the Reporting Persons and 458,334 shares of Common Stock that the Reporting Persons (as defined in Item 2 below) have a right to acquire pursuant to exercisable warrants.

4

The percentage used above is calculated based on 44,387,664 shares of Common Stock outstanding, which includes 43,679,330 shares of Common Stock outstanding as of March 12, 2018, as reported in Bone Biologics’ Form 10-K filed with the U.S. Securities and Exchange Commission on April 2, 2018, plus an additional 250,000 shares of Common Stock that the Reporting Persons acquired from the Issuer on March 26, 2018, and an additional 458,334 shares of Common Stock that the Reporting Persons (as defined in Item 2 below) have a right to acquire pursuant to exercisable warrants.

Item 1(a)	Name of Issuer:

Bone Biologics Corporation (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

2 Burlington Woods Drive, Ste. 100, Burlington, MA 01803

Item 2(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Orthofix Holdings, Inc. (“Holdings”) and Orthofix International N.V. (“Orthofix International”, and together with Holdings, the “Reporting Persons”).  Holdings is the direct beneficial owner of the securities covered by this statement. Orthofix International is the ultimate parent of Holdings, which is its indirect wholly-owned subsidiary, and may be deemed to beneficially own the securities beneficially owned by, Holdings.  Holdings is a wholly-owned subsidiary of Victory Medical Limited, a company organized under the laws of England and Wales, which a wholly-owned subsidiary of Colgate Medical Limited, a company organized under the laws of England and Wales, which is a wholly-owned subsidiary of Orthofix Limited, a company organized under the laws of England and Wales, which is a wholly-owned subsidiary of Orthofix II B.V., a company organized under the laws of the Netherlands, which is the wholly-owned subsidiary of Orthofix International B.V., a company organized under the laws of the Netherlands, which is the wholly-owned subsidiary of Orthofix International (collectively, the “Intermediary Subsidiaries”).  Each of the Intermediary Subsidiaries may be deemed to beneficially own the securities beneficially owned by Holdings.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Orthofix International is 7 Abraham de Veerstraat,

Curaçao.

The address of the principal business office of Holdings is 3451 Plano Parkway, Lewisville, Texas 75056.

(c)	Citizenship:

Orthofix International N.V. is organized under the laws of Curaçao.

Orthofix Holdings, Inc. is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

None

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4Ownership:

As of the date of this statement, the Reporting Persons beneficially own the following shares of the Company’s common stock:

A.	Orthofix Holdings, Inc.

(a)	Amount beneficially owned: 2, 647,712[5]

(b)	Percent of class: 6.0%[6]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,647,712[5]

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,647,712[5]

B.	Orthofix International N.V.

(a)	Amount beneficially owned: 2,647,712[5]

(b)	Percent of class: 6.0%[6]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 2,647,712[5]

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,647,712[5]

[5]

Amount represents 2,189,378 shares of Common Stock owned by the Reporting Persons and 458,334 shares of Common Stock that the Reporting Persons (as defined in Item 2 below) have a right to acquire pursuant to exercisable warrants.

[6]

The percentage used above is calculated based on 44,387,664 shares of Common Stock outstanding, which includes 43,679,330 shares of Common Stock outstanding as of March 12, 2018, as reported in Bone Biologics’ Form 10-K filed with the U.S. Securities and Exchange Commission on April 2, 2018, plus an additional 250,000 shares of Common Stock that the Reporting Persons acquired from the Issuer on March 26, 2018, and an additional 458,334 shares of Common Stock that the Reporting Persons (as defined in Item 2 below) have a right to acquire pursuant to exercisable warrants.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person:

See the information disclosed in Item 2(a) above with regards to the Intermediary Subsidiaries.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1

Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission dated August 31, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2018

Orthofix International N.V.

By:         /s/ Kimberley A. Elting

Name:Kimberley A. Elting

Title:    Chief Legal and Administrative Officer

Orthofix Holdings, Inc.

By:         /s/ Kimberley A. Elting

Name:Kimberley A. Elting

Title:    Chief Legal and Administrative Officer